SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                Report on Form 6-K for the Month of October 2002
                             Dated October 23, 2002

                         Commission File Number 0-19379

                         BANCO COMERCIAL PORTUGUES, S.A.
                 (Translation of registrant's name into English)

                                Rua Augusta 62-96
                              1100 Lisbon, Portugal
                    (Address of principal executive offices)

      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                  Form 20-F |X|             Form 40-F |_|

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                         Yes |_|              No |X|

      (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

Annex 1 Banco Comercial Portugues, S.A. (the "Bank") has announced that it has reached an agreement with Banco Sabadell S.A., to further develop ActivoBank7 in Portugal and ActivoBank in Spain in a more coordinated way with their respective domestic operations, with each bank controlling the local operations of their subsidiaries. Accordingly, the Bank will sell 46.62% of the share capital of ActivoBank Spain to Banco Sabadell while maintaining full control of ActivoBank7 in Portugal. For this transaction, the Bank will receive a total amount of
(euro) 49.7 million. This transaction will have a (euro) 26 million positive impact in the Bank's capital base.

                                   SIGNATURES


      Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               BANCO COMERCIAL PORTUGUES, S.A.


                                       By: /s/ Antonio Rodrigues
                                          --------------------------------
                                           Antonio Rodrigues
                                           Member of the Board of Directors


                                       By: /s/ Luis Gomes
                                          --------------------------------
                                           Luis Gomes
                                           General Manager


Date: October 23, 2002

                                                                         Annex 1

For immediate release                                           October 22, 2002

                                  ANNOUNCEMENT


Lisbon, October 22, 2002 - In accordance with article 248 of the Portuguese Securities Code (Codigo dos Valores Mobiliarios), Banco Comercial Portugues S.A. hereby announces having reached an agreement with Banco Sabadell S.A, to further develop ActivoBank7 in Portugal and ActivoBank in Spain in a more coordinated way with their respective domestic operations, with each bank controlling the local operations of their subsidiaries. Accordingly, Banco Comercial Portugues will sell 46.62% of the share capital of ActivoBank Spain to Banco Sabadell, mantaning full control of ActivoBank7 in Portugal. For this transaction BCP will receive a total amount of (euro) 49.7 million. This transaction will have a
(euro) 26 million positive impact in the Bank's capital base.

Both entities make a very positive evaluation of the performance of ActivoBank7 and ActivoBank Spain in their respective markets. The above mentioned transaction is the starting point of a new phase of consolidation of this innovative project creating the conditions to further improve operational and commercial efficiency and to develop commercial strategies focused on their respective market segments.

The activity of ActivoBank7, launched in Portugal in May 2001, was supported by the large experience acquired by Banco 7 since 1994, and is a pioneer initiative in direct banking promoted by Banco Comercial Portugues. It has experienced a strong development with more than 20,000 accounts opened, (euro) 268 millions in clients financial assets under deposit and an unquestionable leadership in stock exchange transactions with a market share of 30%.

Banco Comercial Portugues and Banco Sabadell will pursue the strategic partnership aggreement signed by the two entities in 2000 and will continue to develop joint initiatives that will be of interest to both institutions considering the strong commercial ties between Spain and Portugal.


The execution of the above mentioned transaction is subject to the applicable legal procedures.

-End of Announcement-